UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Follow-up disclosure of a public filing released on November 20, 2024, relating to the Decision to Guarantee the Payment Obligation of a Third Party.

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated November 20, 2024 (“Original 6-K”). The Original 6-K stated that KEPCO is planning to guarantee certain debt to be incurred by Remal Energy Company and Naseem Energy Company (the “Companies”) to implement Rumah 1 and Nairyah 1 gas combined cycle power plant projects in Saudi Arabia (the “Projects”). This Form 6-K/A seeks to further clarify the terms of such guarantee.

Previously, a consortium of Saudi Electricity Company, International Company for Water and Power Projects, and KEPCO has been awarded the contract from the Saudi Power Procurement Company to manage the Projects on a build, own and operate basis. The parties have set up the Companies as project companies to manage the Projects. KEPCO has subsequently provided payment guarantee to backstop the performance of the Projects by each of the two Companies in the amount of USD 16,000,000 (the “Performance Guarantee”). The creditor of the Performance Guarantee is Saudi Power Procurement Company (“SPPC”) that procured the Projects. The term of the Performance Guarantee is expected to be from November 28, 2024, which is the execution date of the Projects, to August 14, 2028, which is the expected end date of the construction of the Projects.

In connection with the Companies’ incurrence of an equity bridge loan from The Development Bank of Singapore (the “Loan”) as procured by SPPC to facilitate the Projects, KEPCO will be providing payment guarantee for the principal and interest of the Loan in the amount of USD 120,000,000 for each of the two Companies (the “Loan Guarantee”). The term of the Loan Guarantee is expected to be from March 21, 2025, which is the execution date of the Deed of Loan Guarantee, to March 20, 2032, which is the maturity date of the Loan. However, because the Loan Guarantee is stipulated to be in effect for seven years from the initial drawdown of the Loan, the end of date of the Loan Guarantee may be adjusted depending on the date of the initial drawdown of the Loan and the date of full repayment of the Loan.

In addition to the Performance Guarantee and the Loan Guarantee, KEPCO expects to provide additional guarantees in connection with the Projects. The total expected guarantees to be provided to each of the Companies by KEPCO are summarized in the table at below.

Debtor	Expected Balance of debt guarantee	Note
Remal Energy Company	KRW 627,792,000,000	USD 451,000,000 (1 USD to 1,392.00 KRW	)
Naseem Energy Company	KRW 627,792,000,000	USD 451,000,000 (1 USD to 1,392.00 KRW	)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: March 21, 2025